# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fluence Energy, Inc., CIK 0001868941
CUSIP: 34379V103
Title of class of securities: Class A Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 4601 FAIRFAX DRIVE, SUITE 600, ARLINGTON, Virginia (VA), 22203
Date of event which requires filing of this statement: 05/15/2026
Filed by CIK 0001441449
Persons authorized to receive notices and communications: Charles Hubbard, Ooredoo Tower (Building 14) Al Dafna St, Street 801 Al Dafna (Zone 61), Doha, Qatar (S3), Zone 61, 0097444990696

## Reporting persons
- Qatar Investment Authority (CIK 0001441449): type of reporting person: other (OO); citizenship or place of organization: Qatar (S3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 11,801,103; shared voting power 0; sole dispositive power 11,801,103; shared dispositive power 0; aggregate amount beneficially owned 11,801,103 (8.9% of the class)
  Comment: The reported percentage is calculated based upon 132,811,490 shares of Class A Common Stock outstanding as of May 1, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on May 6, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.00001 par value
Name of issuer: Fluence Energy, Inc.
Address of issuer's principal executive offices: 4601 FAIRFAX DRIVE, SUITE 600, ARLINGTON, Virginia (VA), 22203

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Qatar Investment Authority ("QIA" or the "Reporting Person"), the sovereign wealth fund of the State of Qatar, with respect to the Class A Common Stock held of record by Qatar Holding LLC (the "Investor"), a limited liability company formed under the laws of Qatar, and a wholly-owned subsidiary of the Reporting Person.
Residence or business address: The principal business address and residence of the Reporting Person is Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), PO Box 23224 Doha, State of Qatar.
Present principal occupation or employment: This Schedule 13D is filed by Qatar Investment Authority ("QIA" or the "Reporting Person"), the sovereign wealth fund of the State of Qatar, with respect to the Class A Common Stock held of record by Qatar Holding LLC (the "Investor"), a limited liability company formed under the laws of Qatar, and a wholly-owned subsidiary of the Reporting Person.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been (i) convicted in any civil proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Qatar

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On May 15, 2026, the Qatar Holding LLC sold 2,867,172 shares of Class A Common Stock in an aggregate amount equal to $60,210,612 at $21 per share.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is supplemented by reference to Item 3.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person has sole voting and dispositive power over 11,801,103.00 Class A Common Stock, representing 8.9% of the outstanding Class A Common Stock
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Sole power to vote or direct the vote: 11,801,103.00

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 11,801,103.00

(iv) Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: Apart from the transaction as reported in this Schedule 13D the Reporting Person has not effected any transactions in Class A Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby supplemented by incorporating reference of Item 2a.

## Signatures
- Qatar Investment Authority: Mohammed Fahad Al Khulaifi, Head of Compliance and Governance (05/18/2026)